Contact

www.linkedin.com/in/danielkooman (LinkedIn)
www.unveiltv.com (Other)
breathoflifemedia.com (Other)

Top Skills

Web Content Writing
Live Events
Feature Films

Honors-Awards

Top 40 Under 40
Best Short Film (Best of Fest)

Daniel Kooman

Founder @ UnveilTV | Director/Producer, Video Production
Courtenay, British Columbia, Canada

Summary

As the founder of UnveilTV and director/producer at Unveil Studios, I have over 18 years of experience in creating original and engaging content for global audiences and platforms including The Huffington Post, the BBC, Newswire and ABC. I have a passion for storytelling and a vision for making a real-world impact through films, series, and documentaries.

With UnveilTV, I aim to offer a unique and diverse selection of films and series that inspire, challenge, and entertain viewers. At Unveil Studios, my brothers and I collaborate with businesses, creatives, and non-profits to produce high-quality and compelling stories that showcase their values, missions, and goals. My skill set includes writing, directing, producing, and editing, as well as managing teams, budgets, and timelines.

Experience

UnveilTV
Founder
February 2022 - Present (3 years 9 months)
Canada

Watch what inspires you with UnveilTV - featuring The Kooman Brothers original films, series & documentaries, new independent films and festival hits you won't find anywhere else.

Unveil Studios Inc.
Director/Producer
January 2006 - Present (19 years 10 months)
Vancouver Island, BC